FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2004

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X      Form 40-F
                                    ---              ---

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______



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Material Contained in this Report:


1. English translation of a press release, dated April 6, 2004, announcing certain personnel changes in the registrant's management.

2. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2004.

3. English translation of a notice concerning the dissolution of Japan Flying Service K.K., a subsidiary of the registrant, as filed by the registrant with the Tokyo Stock Exchange on April 22, 2004.

4. English translation of a notice concerning the dissolution of Toyota Motor Insurance Agency of Massachusetts, Inc., a subsidiary of the registrant, as filed by the registrant with the Tokyo Stock Exchange on April 22, 2004.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Toyota Motor Corporation


                                             By:       /s/ Takahiko Ijichi
                                                  ------------------------------
Date:  April 28, 2004                             Name:  Takahiko Ijichi
                                                  Title: General Manager,
                                                         Accounting Division